

May 2, 2012

<u>Via E-Mail</u>
Mr. Richard M. Whiting
Chief Executive Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri

> **Re: Patriot Coal Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 25, 2011**
> **Response Letter dated April 25, 2012**
> **File No. 1-33466**

Dear Whiting:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Note 25 – Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1.   The information provided in your letter dated April 25, 2012 expands upon certain points raised by you in our conference call on April 18, 2012 and provides information which you believe supports your current accounting for the FBR treatment system. To help us understand the information provided in your letter, please address the items identified below. Please note that, as explained in your letter dated March 2, 2012, your responses have been primarily limited to the Apogee complex. However, as you have accounted for

the ABMet facility at the Hobet mine consistent with the FBR facility, our concerns with respct to the accounting for the FBR facility also apply to the ABMet facility.

- Tell us why the Slab Fork Coal Refuse Disposal Area, Southwest Ruffner Contour Highwall Mine, and Franco Coal Processing Plant require processing of effluent at the FBR facility; and explain how such processing in each case was intended to be fulfilled according to your plans prior to receiving the court order requiring that you build the FBR facility.

- Describe the Slab Fork Coal Refuse Disposal Area and your purpose for building and locating it within the reclaimed area. It should be clear how this area will be utilized in your mining operations and why it is necessary.

- Describe the use of water in the Slab Fork Coal Refuse Disposal Area, Southwest Ruffner Contour Highwall Mine, and Franco Coal Processing Plant with details sufficient to understand the nature and extent of contamination in the effluent from these operations which must be removed to comply with your permits.

- Specify the date management approved the plans to build the Slab Fork Coal Refuse Disposal Area and to develop the Southwest Ruffner Contour Highwall Mine. Also specify the estimated costs of each project and clarify whether these projects were specifically identified and approved in conjunction with mining plans adopted by your management subsequent to your acquisition in 2008.

- Describe the manner by which effluent from the Slab Fork Coal Refuse Disposal Area, Southwest Ruffner Contour Highwall Mine, and Franco Coal Processing Plant will be diverted or transported to the FBR facility. Specify the dates that management approved the plans to build any modes of transport, periods in which construction will occur, and the estimated costs approved in your budget.

- Tell us the date management formerly approved the plan to divert effluent from the Franco Coal Processing Plant to the FBR facility and the underlying reasons. It should be clear how the effluent is currently processed and how this mechanism has proven to be insufficient or otherwise inferior to the FBR facility.

- Provide evidence demonstrating that the FBR facility has been specifically designed to treat effluent from the Slab Fork Coal Refuse area, Southwest Ruffner Contour Highwall Mine and the Franco Coal Processing Plant, including flow rate and capacity specifications for these operations plus outfalls 001, 002 and 003; also identify the specific contaminants other than selenium and levels of decontamination which the FBR facility is designed to achieve.

- Tell us how the margin between the capacity of the FBR facility and the average water flow figures mentioned in your April 25, 2012 response letter accommodate peak water flows plus the additional uses that you have identified. Please explain from an engineering perspective, how the margins you describe compare to those that are necessary for water flow to not exceed facility capacity.

- Identify the mining permits establishing limits on the contaminants other than selenium addressed in the design of the FBR facility which pertain to the Slab Fork Coal Refuse Area, Southwest Ruffner Contour Highwall Mine and Franco Coal Processing Plant. Your response should reveal the specific contaminants, related limitations, and the permit dates and periods to which these apply.

- Provide evidence supporting your commitment to utilize the FBR facility to process effluent from the Slab Fork Coal Refuse Area, Southwest Ruffner Contour Highwall Mine, and Franco Coal Processing Plant, including minutes of Board of Directors meetings, mining plans and FBR facility engineering designs, which show whether these specific future uses were intended to be addressed with the FBR facility at outfall 001 at the time of the initial accounting for the cost of the facility, or if not the point at which these plans evolved.

2. On page 4 of your April 25, 2012 response letter you explain that you followed the guidance in FASB ASC 410-30 when you accrued the costs of operating and installing the ZVI water treatment equipment that was determined to be necessary to address the selenium discharge problem as part of your purchase accounting in 2008. We understand that the FBR facility is being built only because you were ordered by the court in 2010 to resolve the selenium discharge problems which were not being satisfactorily addressed through your efforts subsequent to acquiring the properties. Tell us why you believe the guidance pertaining to the accounting for changes in estimates in FASB ASC 410-30-25-1 and FASB ASC 250-10-45-17 does not apply in your situation.

3. On page 5 of your April 25, 2012 response letter you explain that you relied upon the guidance in FASB ASC 410-30-25-19, which states that capitalization is required "to the extent that those tangible assets have future uses…." However, we note that you have differentiated between operating costs of the FBR facility attributable to past and future uses. We also note that actual utilization and capacity of the FBR facility will be devoted to treating effluent from outfalls 001, 002 and 003, for an unspecified and possibly indefinite amount of time. In view of these factors, tell us why you believe capitalizing the full cost of the FBR facility, as if actual utilization and one-hundred percent of its capacity were available for future use, is consistent with the aforementioned guidance.

4. On page 6 of your April 25, 2012 response letter you explain that you accrued a liability only for the estimated future operating costs of the FBR facility "related to past operations" at the three outfalls, and you indicate the facility will have a thirty-year life. Tell us how you propose to identify and differentiate in your accounting system the costs of operating the FBR facilities which relate to past and future operations, such as the Slab Fork Coal Refuse Area, Southwest Ruffner Contour Highwall Mine, and Franco Coal Processing Plant. Submit the study you performed in calculating your accrual for

the operating costs, and explain how this compares to the incremental operating costs you expect to incur when you begin processing effluent from these additional sources.

5.   In your November 14, 2011 response to our November 3, 2011 comment two, you stated "we looked to the accounting guidance in ASC 410-30 in relation to the water treatment obligation for the three Apogee outfalls due to the root cause of the obligation – failure to remediate pollution that resulted from a past act. The obligation resulted from the improper operation of our mines, and was not the result of the acquisition, construction or development of a long-lived asset." However, we note that you incurred liability for addressing the selenium exceedences in connection with your acquisition of properties in 2008. We also note the representation in your November 14, 2011 response to our November 3, 2011 comment one, that "[the] three outfalls were created prior to the inclusion of the selenium limits in their permit." Given these factors, further explain your basis for concluding that the liability arises from improper use for accounting purposes.

Closing Comments

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief